May 13, 2013
Via EDGAR
Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

RE:	Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed on May 29, 2012
Definitive Proxy Statement on Schedule 14A
Filed on June 19, 2012
File Number: 001-12235

Dear Mr. Shenk:
This letter contains supplemental information in response to the comments set forth in your letter dated February 14, 2013 to M. David Kornblatt, Executive Vice President and Chief Financial Officer of Triumph Group, Inc. (the “Company”), regarding the Company's reports listed above, our response on March 8, 2013 and our discussion with your staff members on May 8, 2013.
During our conversation with your staff members, the Company was asked to expand upon our responses to your Comment #6 and #7. This supplemental information will provide enhanced insight into the following three elements: Measurement Period Adjustments, Changes to Deferred Tax Balance and Immaterial Valuation Error Overstating Inventory. We will respond to each of these items individually.
Measurement Period Adjustments
In the notes to our consolidated financial statements for the fiscal year ended March 31, 2011, our purchase price allocation for the acquisition of Vought Aircraft Industries, Inc. ("Vought") was disclosed as provisional specifically for "pre-acquisition contingent liabilities pending completion of the assessment of these matters as additional information is obtained (see Note 17); and amounts for deferred income tax assets and liabilities and income tax receivables pending the filing of Vought's pre-acquisition tax returns and the receipt of information from the taxing authorities and other analysis of temporary differences which may change certain estimates and assumptions used." Such disclosure was provided in accordance with ASC 805-10-50-6. During the fiscal quarter ended June 30, 2011, the Company recorded its final measurement period adjustments and finalized its purchase price allocation of Vought and the Company disclosed that the purchase price allocation was complete at this time.

Lyn Shenk
May 10, 2013

The measurement period adjustments are illustrated in Attachment A. We have included extractions from Footnote 3 - Acquisitions: for the fiscal years ended March 31, 2011 and 2012, as Attachments C and D, respectively, as support for Attachment A. The measurement period adjustments were as follows:
•As disclosed in the notes to the consolidated financial statements for the year ended March 31, 2011 Footnote 17, there was a net provisional pre-acquisition contingent liability of $15,000,000 (composed of a gross liability of $30,000,000 and a related indemnification asset of $15,000,000). Based on the information accumulated during the measurement period and the Company's assessment of the probable outcome of this matter, the Company finalized the fair value determination of the contingent liability and the related indemnification asset, which resulted in a $5,000,000 increase in the acquisition-date fair value of the indemnification asset and a $5,000,000 reduction in the estimated pre-acquisition contingent liability. Based on the information accumulated during the measurement period and the Company's assessment of the probable outcomes of other immaterial matters, the Company recorded other measurement period adjustments to reduce known pre-acquisition contingent liabilities to their acquisition-date fair value by a total of $2,000,000. These adjustments resulted in a decrease in “Accrued expenses” of $7,000,000.

•The indemnification asset discussed above had been presented within “Prepaid and other' as of March 31, 2011 and was reclassified to “Receivables” during the measurement period. As of March 31, 2011 the provisional amount of the indemnification asset was $15,000,000. As discussed above, the acquisition-date fair value was $20,000,000 upon completion of the measurement period adjustments.

•The net impact of the measurement period adjustments resulted in a reduction of goodwill of $14,961,000 associated with the acquisition of Vought.

•Adjustments to deferred taxes related to the measurement period adjustments discussed herein and the finalization of deferred taxes related to the acquisition resulted in an increase in “Deferred tax assets” of $2,961,000.

Changes to Deferred Tax Balances
As discussed above, the Company recorded adjustments to deferred taxes resulting from measurement period adjustments and the finalization of deferred taxes related to the acquisition of Vought. The net deferred tax liabilities, which were provisional as of March 31, 2011, were reduced by $2,961,000 during the quarter ended June 31, 2011 in connection with the completion of our measurement period adjustments to our purchase price allocation for the acquisition of Vought in accordance with ASC 820-10-25-17.
Our current deferred tax liabilities as of March 31, 2011, as reported in the Form 10-K for the fiscal year ended March 31, 2011, included a gross deferred tax liability component associated with long-term contract accounting. During the fiscal year ended March 31, 2012, based on ASC 740-10-25-25, we corrected this classification error and reclassified this gross deferred tax liability component from current to long-term. This adjustment had no impact on the net deferred tax liability recognized at March 31, 2011.
As previously noted in our letter dated March 8, 2013, we concluded that this error was immaterial and did not require restatement of the Company's Form 10-K as of and for the fiscal year ended March 31, 2011. However, the March 31, 2011 consolidated balance sheet was reclassified to conform to the March 31, 2012 presentation of the deferred tax accounts.

Lyn Shenk
May 10, 2013

This reclassification from gross current deferred tax liabilities to gross long-term deferred tax liabilities resulted in our net current deferred tax liability being reduced to zero with the remaining balance resulting in a net current deferred tax asset. Similarly, our net long-term deferred tax asset was reduced to zero with the remaining balance resulting in additional net long-term deferred tax liabilities.
See Attachment B for the change in the March 31, 2011 net deferred tax liabilities, as well as a reconciliation and explanation of the changes in the components of deferred tax assets and liabilities relating to the immaterial error related to the classification of deferred tax liabilities related to long-term contract accounting. We have included extractions from Footnote 12 - Income Taxes for the fiscal years ended March 31, 2011 and 2012, as Attachments E and F, respectively, as support for Attachment B.
Immaterial Valuation Error Overstating Inventory
As previously stated, the Company identified an error in connection with the preparation of its consolidated financial statements for the year ended March 31, 2012 related to its allocation of the purchase price for the acquisition of Vought principally related to an overstatement of the fair value of inventory acquired. In order to correct the error, inventory was decreased and goodwill was increased, net of deferred taxes at March 31, 2012.
The following is supplemental information in response to Comment #7 in your letter dated February 14, 2013:
At the time of the acquisition of Vought, Vought had initiated the planning for a new ERP system (SAP 6.0) as disclosed in the Company's March 31, 2011 Form 10-K in Part I, Item 1A “Risk Factors” as follows:
“In 2009, Vought began the planning and design phase of an ERP system, which “went live” on May 3, 2011. If this implementation is not managed effectively, it may delay our ability to obtain accurate financial information with respect to the Vought business or obtain the information necessary to effectively manage the Vought business, which could have a material adverse effect on our financial condition and results of operations.”
Furthermore, as required by Item 308(c) of Regulation S-K, the Company provided the following disclosure in its June 30, 2011 Form 10-Q related to changes in controls and procedures:
Changes in Internal Control over Financial Reporting.
The evaluation discussed above identified a material change in the Company's internal control over financial reporting as of June 30, 2011. The Company completed the implementation of a new financial reporting system at Triumph Aerostructures - Vought Aircraft Division that enhanced the integration and reporting of our consolidated financial information. The Company will continue to monitor the internal control structure over financial reporting ensuring that the design is proper and operating effectively. To date, the Company has not experienced any negative impact on its internal control structure over financial reporting. There were no other changes in the Company's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
In connection with the fiscal year ended March 31, 2012 financial statement close process, as previously noted in our letter dated March 8, 2013, the Company identified a subset of inventory in SAP 6.0 that was not properly valued on the date of the acquisition of Vought. The Company became aware of this matter during our March 31, 2012 financial statement close process as a result of additional information that SAP 6.0 provided our management team regarding inventory quantities on hand, usage, and other operating data used to determine the fair value of inventory acquired. This inventory was related to specific aircraft programs for which the program requirements had changed and the amount that a market participant would pay for such inventory was less than the value recorded in the Company's purchase price allocation, and the Company had not properly assessed these conditions that existed as of the acquisition date. Accordingly, the Company concluded there was an error in the

Lyn Shenk
May 10, 2013

purchase price allocation which the Company disclosed in Footnotes 3 and 7 to the consolidated financial statements for the year ended March 31 2012.
The Company evaluated the materiality of this error in accordance with SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that since the error is immaterial to the prior period financial statements and correcting the error in the current period is not material to the current period financial statements, the error should be corrected in the current period with no restatement of prior period financial statements.
As previously noted in our response dated March 8, 2013, the Company concluded that the adjustments were not material to our total inventory and goodwill at March 31, 2011. Further, had the error been retrospectively reflected in the purchase price allocation, there would have been no impact to the results of operations for the year ended March 31 2012. We do not believe that the omission or misstatement of these amounts in the respective financial reports is material, either in magnitude or in the light of surrounding circumstances. Therefore, we do not believe that it is probable that the judgment of a reasonable person relying upon the reports would have been changed or influenced by the inclusion or correction of the item. As a result, the correction of the error was recorded in the March 31, 2012 balance sheet and not restated in any previous balance sheet (and consequently not reflected in the allocation of the purchase price in Note 3 to our consolidated financial statements for the year ended March 31, 2012) pursuant to the guidelines in SAB Topic 1.N.
In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.
Thank you for your cooperation.
Sincerely,

_/s/ M. David Kornblatt________________
M. David Kornblatt
Executive Vice President, Chief Financial Officer

Attachment A - Measurement Period Adjustments

	Provisional	Measurement Period Adjustments
	Per 3/31/2011 Form 10-K	Quarter ended 6/30/2011	Final (*)
Cash	$214,833	—	$214,833
Accounts receivable	145,789	20,000	165,789
Inventory	410,279	—	410,279
Prepaid expenses and other	19,850	(15,000)	4,850
Property and equipment	375,229	—	375,229
Goodwill	1,041,724	(14,961)	1,026,763
Intangible assets	807,000	—	807,000
Deferred tax assets	241,934	2,961	244,895
Other assets	384	—	384
Total assets	$3,257,022		$3,250,022

Accounts payable	$143,995	—	$143,995
Accrued expenses	276,492	(7,000)	269,492
Deferred tax liabilities	4,674	—	4,674
Debt	590,710	—	590,710
Acquired contract liabilities, net	124,548	—	124,548
Accrued pension and other postretirement benefits, noncurrent	993,189	—	993,189
Other noncurrent liabilities	70,597	—	70,597
Total liabilities	$2,204,205		$2,197,205

* Our purchase price allocation was completed during the quarter ended June 30, 2011. This allocation was disclosed in our Form 10-Q for the quarter ended June 30, 2011 and mirrors the allocation in the footnotes to our audited financial statements included in our Form 10-K for the fiscal year ended March 31, 2012.

Attachment B - Net Deferred Tax Liabilities

			Measurement
	As reported		Period Adjustments		Error Corrections		As Adjusted
Income Tax Footnote:							(3)
Net deferred tax liabilities	$(27,235)	1	$2,961	2	$—		$(24,274)

Balance Sheet Presentation:
Deferred tax assets, current	—	1	—		68,536	4	68,536
Deferred tax liabilities, current	(78,793)	1	—		78,793	4	—

Deferred tax assets, noncurrent	51,578	1	2,961	2	(54,539)	4	—
Deferred tax liabilities, noncurrent	(20)	1	—		(92,790)	4	(92,810)

1.	Agrees to amounts presented in the Form 10-K as of and for the fiscal year ended March 31, 2011.

2.	Measurement period adjustments from the acquisition of Vought were recorded during the quarter ended June 30, 2011.

3.	Agrees to amounts presented in the March 31, 2012 Form 10-K for the balances as of March 31, 2011.

4.
Agrees to amounts presented in the Form 10-K as of and for the fiscal year ended March 31, 2012 in Footnote 2 to the Consolidated Financial Statements and related to the reclassification of deferred taxes on long-term contract accounting discussed on page 2 of this letter.

Attachment C - Extraction from 3/31/2011 Form 10K - Footnote 3 - Acquisitions Page 80 and 81

Recording of assets acquired and liabilities assumed: The transaction has been accounted for using the acquisition method of accounting which requires, among other things that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Certain estimated values are not yet finalized (see below) and are subject to change. The Company will finalize the amounts recognized as the information necessary to complete the analysis is obtained. The Company will finalize these amounts no later than June 15, 2011. Under U.S. GAAP, the measurement period shall not exceed one year from the acquisition date. The following table summarizes the provisional recording of assets and liabilities assumed as of the acquisition date:

June 16, 2010
Cash	$214,833
Accounts receivable	145,789
Inventory	410,279
Prepaid expenses and other	19,850
Property and equipment	375,229
Goodwill	1,041,724
Intangible assets	807,000
Deferred tax assets	241,934
Other assets	384
Total assets	$3,257,022
Accounts payable	$143,995
Accrued expenses	276,492
Deferred tax liabilities	4,674
Debt	590,710
Acquired contract liabilities, net	124,548
Accrued pension and other postretirement benefits, noncurrent	993,189
Other noncurrent liabilities	70,597
Total liabilities	$2,204,205

Attachment D - Extraction from 3/31/2012 Form 10K - Footnote 3 - Acquisitions Page 67

Recording of assets acquired and liabilities assumed: The following condensed balance sheet represents the amounts assigned to each major asset and liabilities caption in the aggregate for the acquisition of Vought:

June 16, 2010
Cash	$214,833
Accounts receivable	165,789
Inventory	410,279
Prepaid expenses and other	4,850
Property and equipment	375,229
Goodwill	1,026,763
Intangible assets	807,000
Deferred tax assets	244,895
Other assets	384
Total assets	$3,250,022
Accounts payable	$143,995
Accrued expenses	269,492
Deferred tax liabilities	4,674
Debt	590,710
Acquired contract liabilities, net	124,548
Accrued pension and other postretirement benefits, noncurrent	993,189
Other noncurrent liabilities	70,597
Total liabilities	$2,197,205

Attachment E - Extraction from 3/31/2011 Form 10K - Footnote 12 - Income Taxes Page 101

The components of deferred tax assets and liabilities are as follows:

	March 31,
	2011		2010

Deferred tax assets:
Net operating loss carryforwards	$202,456		$4,217
Inventory	139,228		—
Accruals and reserves	50,809		12,484
Pension	157,876		165
Other postretirement benefits	142,334		—
Acquired contract liabilities, net	36,100		—
Other	640		5,221
	729,443		22,087
Valuation allowance	(734)		(351)
Net deferred tax assets:	728,709		21,736
Deferred tax liabilities:
Long-term contract accounting	272,722		—
Property and equipment	128,515		53,074
Goodwill and other intangible assets	331,288	*	54,887
Prepaid expenses and other	23,419		20,959
	755,944		128,920
Net deferred tax liabilities	$27,235		$107,184

* Amount has been updated from March 31, 2011 10-K filing of $331,228 to correct for typographical error.

Attachment F - Extraction from 3/31/2012 Form 10K - Footnote 12 - Income Taxes Page 78

The components of deferred tax assets and liabilities are as follows:

	March 31,
	2012	2011

Deferred tax assets:
Net operating loss carryforwards	$144,616	$190,724
Inventory	13,126	11,635
Accruals and reserves	56,033	55,224
Pension and other postretirement benefits	302,262	300,210
Acquired contract liabilities, net	25,960	36,100
Other	2,796	717
	544,793	594,610
Valuation allowance	(347)	(734)
Net deferred tax assets:	544,446	593,876
Deferred tax liabilities:
Long-term contract accounting	154,846	134,854
Property and equipment	153,086	128,589
Goodwill and other intangible assets	331,296	331,288
Prepaid expenses and other	20,802	23,419
	660,030	618,150
Net deferred tax liabilities	$115,584	$24,274